March 15, 2021

VIA EDGAR

Mr. Corey Jennings

Mr. Michael Coco

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of International Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Canada
Registration Statement under Schedule B
Filed December 17, 2020 File No. 333-251420 Form 18-K for Fiscal Year Ended March 31, 2020 Filed December 16, 2020 File No. 033-05368

Dear Mr. Jennings and Mr. Coco:

We have received the comments of the staff (the “Staff”) dated January 13, 2021 related to the Registration Statement under Schedule B filed by Canada on December 17, 2020 (the “Registration Statement”) and Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2020 filed by Canada on December 16, 2020 (the “Form 18-K”) and are responding to your comments on behalf of Canada. For convenience of reference, the Staff comments contained in your letter are reprinted below in bold and italics and are followed by the corresponding response of Canada.

Separately with this response letter, Canada has filed Amendment No. 1 to the Form 18-K (the “Amended Form 18-K”) consistent with its responses to the Staff below. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Exhibit 99.D of the Form 18-K.

Registration Statement under Schedule B

General

1.

Please update, as necessary, to include any material updates relating to the impact of the COVID-19 pandemic, including any political, economic or social impact. We note, for example, news reports of new safety restrictions being instituted and their impact on new drug policy reforms.

In response to the Staff’s comment, Canada respectfully informs the Staff that, at this time, it believes the extensive disclosure regarding COVID-19 in its 2020 Fall Economic Statement, filed as Exhibit 99.C.6 to Canada’s Amendment No. 4 to the Form 18-K/A on December 3, 2020, which focuses heavily on the impact of COVID-19 on Canada, including the scope of the spread of the COVID-19 pandemic and the impact on Canada’s economy and employment, as well as, Canada’s (i) near-term stimulus plan to combat the COVID-19 recession, (ii) long-term plan to ensure its economic recovery, (iii) investments in its Public Health Agency of Canada to ensure it is well-positioned to support its citizens during the COVID-19 pandemic and (iv) updates to its economic and fiscal projections through 2026, contains all necessary and material updates relating to COVID-19’s impact on Canada. Given the uncertainty of COVID-19, Canada will file future updates if any of its disclosure is materially impacted.

2.

To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note, for example, that year end data for the fiscal year ending March 31, 2020 is not included in many of your statistics.

In response to the Staff’s comment, Canada has updated all data to the extent reasonably available in the Amended Form 18-K, including, among other items, information in Exhibit D on the Canadian economy on pages 5 to 7, information on economic developments on page 8, labor market information on page 10, foreign exchange and international reserves information on page 15, unmatured market debt information on pages 21 to 23, information on monetary policy and interest rate developments on pages 28 to 29, information on membership in international economic organizations on page 30 and the tables and supplementary information on pages 32 to 45.

Form 18-K for Fiscal Year Ended March 31, 2020

Exhibit 99.D

Economic Developments and Main Risks to the Economy, page 8

3.	Please include discussion of any material risks related to the possible shutdown of the Enbridge Line 5 pipeline.

In response to the Staff’s comment, Canada has amended its disclosure to add the following on page 8 of the Amended 18-K:

The Government of Canada is monitoring the ongoing litigation between the State of Michigan and Enbridge, which poses a risk of shutting down the Enbridge Line 5 pipeline. The Enbridge Line 5 pipeline (“Line 5”) transports to Canada up to 540,000 barrels per day of light crude oil, light synthetic crude, and natural gas liquids, which are refined into propane and other energy products. A shutdown of Line 5 would force refineries in Canada to seek to put in place contingency measures, which could include sourcing raw materials by marine, rail and road transportation. These contingency measures would likely lead to a broad-based increase in the costs of refined oil and energy products. Efficient, low-cost energy production, and the pipeline systems that safely transport energy, are important drivers of the Canadian economy.

4.	Here or elsewhere, please include discussion of any material risks related to reports of oilsands tailings pond leakings.

In response to the Staff’s comment, Canada respectfully informs the Staff that, at this time, it believes reports of oilsands tailings pond leaks, while of significant environmental concern that is closely monitored and regulated by the Canada and the Government of Alberta, do not pose a material risk to Canada or its economy. The development of oilsands is subject to thorough and comprehensive regulation. The Government of Alberta, the province in which all oilsands activities resulting in tailing ponds occur, regulates the oilsands under the Oil Sands Conservation Act, whereby it implements a framework requiring oilsands mining projects to submit a management plan that requires identification of mitigation measures and contingency plans to address tailings pond leaks. These regulatory procedures, together with comprehensive environmental monitoring data gathered in coordination among the Governments of Canada and Alberta and environmental agencies, have shown no incident of mine tailing leaks. While reports of oil sands tailings pond leakings may indicate a potentially significant environmental issue, Canada believes, at this time, that it does not create any material risks to Canada or its economy.

Claims and Other, page 31

5.

With a view towards disclosure, please make clear whether any matters included under the headings “Pending and threatened litigation and other claims,” and “Other” are material or referenced elsewhere in your Form 18-K.

In response to the Staff’s comment regarding matters under the heading “Pending and threatened litigation and other claims,” Canada has amended its disclosure to add the following on page 31 of the Amended 18-K:

As of December 16, 2020, the Government was not aware of any individual material litigation or claims, pending or threatened, against it at that time. However, there are thousands of pending and threatened litigation cases as well as claims outstanding against the Government that, in the aggregate, are material.

In response to the Staff’s comment regarding matters under the heading “Other,” Canada has amended its disclosure to add the following on page 31 of the Amended 18-K:

As of December 16, 2020, the Government was not aware of any individual appeals that were material. However, there are thousands of appeals that, in the aggregate, are material.

* * * * *

Canada acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to Canada’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5431.

Very truly yours,

/s/ Paul E. Denaro
Paul E. Denaro